ANNUAL REPORT

MODERN TIMES DRINKS, INC.



3725 GREENWOOD ST.,
SAN DIEGO, CA 92110

www.moderntimesbeer.com

In this Annual Report, the term "Modern Times," "the company," "we," or "us" or "the company" refers to Modern Times Drinks, Inc. The company, having offered and sold Common Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2019. A copy of this report may be found on the company's website at http://www.moderntimesbeer.com/investor-notice.

Due to circumstances related to COVID-19, we were unable to meet our April 29, 2020 annual report filing requirements for securities sold pursuant to Regulation Crowdfunding and have relied on the temporary relief granted by the Securities and Exchange Commission pursuant to Rule 202(c) under Regulation Crowdfunding. COVID-19 impacted our ability to prepare our financial statements and this annual report.

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Modern Times Overview

Modern Times is an intrepid cadre of brewers, coffee roasters, and culinary wizards that began as a 30bbl production brewery and tasting room in the Point Loma neighborhood of San Diego. Modern Times is named after a beautifully crazy utopian community founded in 1850, and many of our beers are named after real utopian experiments or mythological utopias.

Today, we're distributed throughout California, Arizona, Nevada, Colorado, Utah, and the Pacific Northwest. In addition to our flagship brewery and tasting room in Point Loma, we now have brewery and/or restaurant locations in Los Angeles, Portland, Santa Barbara, and Encinitas, as well as tasting rooms in Oakland and San Diego's North Park neighborhood. We intend to open a brewery/restaurant/cafe/swim club megaplex in downtown Anaheim in Summer of 2020. As of 2017, we're also California's very first employee-owned brewery, which is a fact we're particularly proud of.

Modern Times was first organized as a limited liability company in California on January 2, 2012 and reorganized as a California corporation on May 1, 2017 in anticipation of becoming an employee-owned brewery. We brewed our first batch on May 18, 2013; our beer went on tap for the first time on June 24, 2013; we held the soft opening for the Lomaland Fermentorium tasting room on August 9, 2013; and our Grand Opening was September 7, 2013.

Our Philosophy

Our core line-up focuses (non-monogamously) on aroma-driven, complex, flavorful, sessionish beers. We often brew hybrid styles, combining the features we like from established categories to create new, Island-Of-Doctor-Moreau-style mash-ups.

We have an outrageously tasty stable of year-round offerings, monthly special releases, and rotating seasonal beers, as well as tons of special release and one-off batches, from hazy IPAs, to barrel-aged sours, to decadent imperial stouts.

Our portfolio of beverage-magic includes an entire warehouse—appropriately dubbed the Fortress of Raditude—dedicated to barrel-aging & special project beers, as well as fully operational brewing battle-stations in downtown Los Angeles, Anaheim, and Portland.

Our tasting rooms are where we test different concepts, from variations on our core beers to experimental pilot batches.

Our Current Products

We offer three categories of beers for year-round, seasonals, and monthly special releases. Our year-round beers include our Fortunate Islands Pale Ale, Black House Oatmeal Coffee Stout, Blazing World IPA, Orderville IPA, Fruitlands Gose, and Ice Lager. For 2020, our seasonal beers include a series of Hazy IPAs, named Mythic Worlds, Star Cloud, Critical Band and Space Ways.

While other breweries lament the death of their flagship beer, Modern Times never set out to have one. No beer in our portfolio has more than a 25% share, insulating Modern Times from changes in consumer preferences. We also do dozens of collaboration brews a year with other breweries and host three festivals in San Diego, sourcing the best of craft beer from across the nation in a perpetual effort to stay on the cutting edge. Our top three products by revenues are Orderville IPA, Seasonal IPA (rotating), and Fruitlands; however, we release, 8 to 10 new beers monthly in addition to regular new offerings in coffee, food, and merchandise.

Modern Times has been roasting coffee since 2013, with beans originally contributing to our coffee-forward Black House Stout. Sensing demand for coffee beyond simply the role it played in beer, we began roasting and bagging coffee in 2014 as well as producing cold brew coffee, which has since become the volume driver of our coffee program. Our cold brew is now distributed across five states with four core SKUs: Black House Blend, Black House

Blend on Nitro, a constantly-changing single Origin, and a barrel-aged offering, and distributed nationwide through Sprouts. Though our coffee program has grown by double digits annually since its inception, it represents less than 5% of the company's revenues.

Our Customers

To date, we have counted our customers in the millions. More practically, however, we have approximately 25 distributors who represent 52% of our revenues today, with Stone Distributing (our home market distributor for the region from the Mexico border to Santa Barbara) accounting for approximately 40% of our distributor revenues. As we've grown the brewery, we have actively worked to expand our distributor network, though the goal has been and will continue to be a "narrow and deep" approach to selling beer by focusing on maximizing sales in our core markets.

Industry Background and Trends

In the aggregate, beer sales in the U.S. for 2019 reached $119.34 billion. Craft beer is a segment of that, which reached 13.6% of the U.S. beer market by volume in 2019. Retail sales of craft beer increased 4% from 2018 to 2019. While craft beer's growth trajectory has slowed from the double-digit growth it enjoyed a decade ago, it currently outpaces the national economy as a whole.

One of our biggest jobs as a craft brewer is to stay on or ahead of trends to ensure we remain successful in executing beers consumers want to drink. We're mindful of the fact that all of our products (food, beer, coffee) are 100% plant-based, which is among the fastest growing trends today, though for us, it's intrinsic to our company and not simply a trend-following endeavor.

What We Believe Sets Us Apart

Our single greatest strength is the ability to make world-class beers across the spectrum, from barrel-aged imperial stouts to hazy IPAs. Our second greatest strength is the ability to brew these beers on a scale that makes them commercially available. This combination is still rare in the craft brewing industry.

We are also unique because of the direct-to-consumer tastings and sales we've prioritized as a brewery. Sixty-seven percent of weekly craft drinkers say they are more likely to buy a brewery's beer after a visit to a tasting room (Nielsen Craft Beer Insights, June 2017), and Modern Times has seen that lift in its markets surrounding our seven retail locations. Each new retail location also becomes a new pickup location for our online specialty beer sales. These physical locations are the glue that holds our three-pronged sales strategy together – wholesale (beer sent to thousands of retailers via our distribution network), retail (our tasting rooms and restaurants), and online sales (our specialty beer sales channel).

While many breweries can claim a dual wholesale/retail model, Modern Times' specialty product narrows the number of comparable breweries down to only a handful. We put out some of the most sought-after beers in the world (as evidenced on platforms such as RateBeer, BeerAdvocate, and Untapped) which are traded by enthusiasts around the country. Every month, we release these beers through an online sale conducted through our own e-commerce store. First access is granted to our bottle club members, dubbed "The League of Partygoers and Elegant People." Early access is the primary benefit for members, who also enjoy League-only bottles and exclusive perks at tasting rooms and events.

This three-pronged model has proven itself time and again over the last several years. Forecasted gaps in one sales channel in any given month can be bolstered by a higher degree of focus/programming in the other two. And ancillary product sales in the form of coffee, food, and merchandise - while only a small fraction of overall revenues - serve to provide even more consistency in revenues month to month. In coming years, we will strive to continue to grow our business segments proportionally.

RISK FACTORS

The SEC requires that we identify risks that are specific to our business and financial condition. We are still subject to all the same risks that all companies in our business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). You should consider general risks as well as specific risks when deciding whether to invest.

Risks Relating to the Company and Its Business

We have a limited operating history.

We have only been in business since 2013. While in that time we have gone from brewing our first batch to opening seven locations and distributing throughout California, Arizona, Nevada, Colorado, Utah, and the Pacific Northwest, our operating history is limited and there can be no assurance that we will be able to undertake our business plan for the long term, or that we would become consistently profitable, or that our results so far are indicative of the results that we may be able to achieve in the future.

We depend on the efforts of our small management team.

We were founded by, and are currently still led by, Jacob McKean, our CEO. Our success is heavily dependent upon the continued involvement of Jacob McKean as well as other key personnel, such as Chris Sarette, our COO. Loss of the services of either of these individuals, or any other key personnel, could have a material adverse effect upon our business, financial condition or results of operations. Additionally, our success depends on our ability to recruit, hire, train and retain other highly qualified technical and managerial personnel. Competition for qualified employees in our industry is intense, and the loss of any of such persons - or an inability to attract, retain, and motivate any additional highly skilled employees required for our activities - could have a materially adverse effect on the company.

Our accountant identified significant deficiencies regarding internal controls.

During the course of our 2017 audit, our accountant identified significant deficiencies in our internal controls. The deficiencies were with regard to our year-end transactions as they relate to lease accounting and super-user access to the general ledger and journal entries. The nature of these deficiencies do not cause a material weakness, and procedures have been put in place to mitigate the potential for any future deficiencies.

We face significant competition from other breweries.

According to the Brewers Association, a not-for-profit trade association dedicated to small and independent American brewers, between 2012 and 2017, the number of craft breweries in operation in the U.S. grew from 2,475 to 6,372, and to over 8,000 in 2019. In California alone, as of 2019, there were over 1,000 craft breweries. While some of these brewers are content with brewing small batches with limited distribution, a number intend to engage in expansion activities similar to us. Should we be unable to set ourselves apart from this competition, our financial results may be negatively impacted.

We face competition from a number of large and small companies, some of which have greater financial and other resources than we do.

In many cases, our competitors in the craft beer industry have longer operating histories, established ties to the market and consumers, greater brand awareness, and greater financial, technical and marketing resources. Our ability to compete depends, in part, upon a number of factors outside our control, including the ability of our competitors to develop alternatives that consumers prefer. If we fail to successfully compete in our markets, or if we incur significant expenses in order to compete, our financial results would be negatively impacted.

We may not be able to maintain and enhance our product image.

Due to the intense competition of our industry, it is critically important for us to maintain and enhance the image of our existing and new products. We want customers to come visit our locations because they associate us with good products, or pick our products out of a crowded store shelf because they know they will get a product they like.

The image and reputation of our products may be impacted for various reasons including litigation, complaints from regulatory bodies or consumers resulting from quality failure, illness or other health concerns. Such concerns, even when unsubstantiated, could be harmful to our image and the reputation of our products.

We need to increase brand awareness.

Due to a variety of factors, our opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of our brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in the craft beer market increases. Successfully promoting and positioning our brand, products and services will depend largely on the effectiveness of our marketing efforts. Therefore, we may need to increase our financial commitment to creating and maintaining brand awareness. If we fail to successfully promote our brand name or if we incur significant expenses promoting and maintaining our brand name, our financial results may be negatively impacted.

Any disruption in brewing activities could have a material adverse effect on our financial results.

A prolonged disruption to brewing activities (e.g., due to fire, industrial action or any other cause) at our Point Loma brewery or elsewhere could have a material adverse effect on our ability to supply our products to our restaurants and distributors. If such an event were to occur, we could experience a material adverse effect on our financial results.

We have preferred suppliers and any interruption in their operations could impact our operations.

We have relationships with suppliers for such things as beverage containers, malts, and hops—essential ingredients for making and distributing beer. While we would be able to find alternative suppliers if required, any disruption in the operations of our current suppliers could negatively impact our operations.

We rely on distributors to sell our products.

We currently sell our products to consumers through a network of distributors as well as through the company's website and our tasting rooms. We are dependent upon these distributors to both sell our products and assist in the promotion and marketing of our products. Further, our distributors can and do sell the products of our competitors and are not required to promote our product over those of our competitors. Many of our distributors may terminate their relationship with us at any time. Moreover, one of our distributors represents approximately 26% of our annual revenues. If we are no longer able to rely on one of more of our distributors, we may experience a decrease in sales, which will negatively impact our business. This occurred during the 2020 Coronavirus pandemic, which saw the closure of all on-premises accounts for an extended period of time, and impacted sales negatively.

We could experience licensing, legal, or regulatory problems.

Each of our locations must be licensed to sell alcoholic beverages. Those licenses include restrictions on operations. Should we violate those restrictions, or merely be accused of violating those restrictions, one or more of our locations could lose their licenses to sell alcoholic beverages or have their hours of operation curtailed. Additionally, the terms of the licenses to sell alcoholic beverages are determined by state and local law, which could change as a result of legislative actions. If we experience the loss of any licenses, or have the terms of our licenses changed by legislation, our financial results may be negatively impacted.

We are subject to federal regulation of our products.

In the U.S., there is an extensive body of law and regulation covering alcoholic beverages. Among other things, these regulations control the alcohol content of our beers and the labels we use on our packaging. Should we violate any of these provisions, we could incur fines or other penalties that would negatively impact our financial results.

Additionally, in the event of government shutdowns, we may not receive timely approval for packaging labels, potentially delaying the release of new and seasonal products.

We could experience increased expenses without a corresponding increase in revenues.

As with many businesses, there are operational and financing expenses we encounter that are not tied to generating revenue. Factors which could increase those operating and financing expenses include, but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, (5) increases in borrowing costs, and (5) unexpected increases in costs of supplies, goods, materials, construction, equipment or distribution. Should our expenses increase as a result of any of these factors, our financial results could be negatively impacted as we may not experience a corresponding increase in revenues.

We have issued promissory notes to related parties.

As noted in the sections of this annual report covering indebtedness and transactions with related parties, we have previously issued promissory notes to investors for the purchase of a portion of their company stock. Some of those notes were purchased by related parties and we are required to repay those notes out of the revenues of the company.

Our founder and Chief Executive Officer owns a majority of our outstanding stock.

Our founder and CEO, Jacob McKean, beneficially owns and controls a majority of our outstanding Common Stock with voting rights. As a result, Mr. McKean will be able to control any vote of our shareholders which may be required for the foreseeable future, which means, Mr. McKean will be able to remove and replace members of our Board of Directors, and indirectly, through his exertion of control over our Board of Directors, terminate and replace our executive officers. Our investors do not have the ability to control either a vote of our Common Stock, our Board of Directors or otherwise influence or control the decisions of our appointed officers.

We have historically experienced net operating losses and may not be profitable for the foreseeable future.

We have experienced past net operating losses and we may continue to see such losses as we undertake our business plan. While we anticipate that we will eventually get to consistent profitability, we cannot guarantee that result and we do not have the operational history to support any assumption about future profitability.

The amount of capital we raised in our Regulation Crowdfunding offering may not be enough to sustain our business plan, and we intend to raise additional capital in the future.

In order to achieve our long-term goals, we will need to raise funds in addition to the amount raised in the Regulation CF offering under Regulation Crowdfunding. When it comes time to raise additional funds, there is no guarantee that we will be able to raise such funds on acceptable terms or at all. Or, if we do raise funds from equity offerings, those future investors may receive securities that are on more favorable terms than those offered to investors in the Regulation CF offering. If we are not able to raise sufficient capital in the future, we may not be able to execute on our long-term goals.

We will continue to rely on debt financing, which may require pledging all of our assets as collateral.

In addition to equity financing, we are also pursuing debt financing and lines of credit that allow us to manage our cash flow and undertake our business plan. With debt financing, we will likely be required to pledge all of the assets of the company as collateral on any loan. By doing so, we risk the lender seizing assets if we default on those loans.

Changes in employment laws or regulations could harm our performance.

As we operate seven locations, we have employees at each location and are subject to various federal and state labor laws governing our relationships with those employees. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership, etc. Changes in federal or state laws impacting our relationships with our employees could adversely affect our operating results.

Our employees may engage in misconduct or improper activities that harm the company.

We, like any business, are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional or negligent failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to management.

In addition, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to our reputation.

Negative economic conditions could have a detrimental impact on our results.

Changes in the general economic climate could have a detrimental impact on discretionary consumer spending and on our revenue. If the economy experiences recessionary pressures, many consumers are likely to reduce spending on alcoholic beverages, especially craft beers which sell at a premium price. Such an occurrence could have a material adverse effect on our financial results.

Our future plans rely upon assumption and analyses prepared by our management.

Our management has prepared assumptions and analyses that are driving our business plan. If these assumptions prove to be incorrect, or the analyses are applied incorrectly, our financial results may be negatively impacted. Whether actual operating results and business developments will be consistent with our management's assumptions and analyses depend on a number of factors, many of which are outside our control, including, but not limited to:

- Whether we can obtain sufficient capital to sustain and grow its business
- Our ability to manage the company's growth
- Whether we can manage relationships with key vendors
- Demand for our products
- The timing and costs of new and existing marketing and promotional efforts
- Competition
- Our ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel
- The overall strength and stability of domestic and international economies
- Consumer spending habits

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. In the spring of 2020, large segments of the U.S. and global economies were impacted by COVID-19. A significant portion of the U.S. population were subject to "stay at home" or similar requirements. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers (both issuers using our services and investors investing on our platform) and our sales cycles, impact on our customer, employee or industry events, and effects on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. To date, the COVID-19 outbreak has significantly impacted global markets,

U.S. employment numbers, and the business prospects of many small businesses. To the extent COVID-19 continues to wreak havoc on the markets and/or personally impacts any of our key employees, it may have significant impact on our results and operations.

Risks Relating to the Regulation CF Offering

We intend to undertake additional equity or debt financing in the future that may dilute investors investment in the Regulation CF offering.

We intend to undertake further equity or debt financing, which may be dilutive to existing shareholders, and investors in the Regulation CF offering, or result in an issuance of securities whose rights, preferences and privileges are senior to those of other shareholders. Such future equity offerings would also result in a dilution of your interest in the company.

We intend to undertake a future offering under Regulation A, and more information may be available to investors in that offering.

We currently intend to make an offering under Regulation A under the Securities Act, although there can be no assurance that we will make such an offering, or when we will make it, or whether that offering will be qualified by the SEC. The rules regulating Regulation A require that we provide more information than is generally provided pursuant to offerings under Regulation CF. If we do make an offering under Regulation A, additional and different information may be provided to investors pursuant to those regulations and as a result of the review of the filing that the SEC staff will undertake.

Moreover, the Regulation A offering will include audited financial information, which will be different than the information presented in the Regulation CF offering document and cover more recent periods.

We cannot guarantee that you would not make a different investment decision if you were presented with the information that will be available in the Regulation A offering statement.

Regulation CF offering investors will not have significant influence on the management of the company.

The day to day management, as well as big picture decisions, will be made exclusively by our executive officers and directors. Regulation CF offering investors will have a very limited ability, if at all, to vote on issues of company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors of the company. Accordingly, no person should purchase our stock unless he or she is willing to entrust all aspects of management to our executive officers and directors.

An investment in our shares is speculative and there can be no assurance of any return on investment.

Regulation CF offering investors are be subject to substantial risks involved in an investment in the company, including the risk of losing their entire investment. An investment in our stock is speculative and may not result in a positive return. Investors have been informed to only invest an amount that they are willing to lose entirely.

We have not paid dividends in the past and do not expect to pay dividends in the foreseeable future.

We have never paid cash dividends on our stock and do not anticipate paying cash dividends in the foreseeable future. We anticipate that we will invest future earnings into the development and growth of the company. The payment of dividends will depend on earnings, financial condition and other business and economic factors that management considers to be relevant. If we do not pay dividends, our stock may be less valuable because investors will only receive any return on their investment if they decide to sell their stock, which may not happen on favorable terms or at all if no market for our stock exists.

We used an arbitrary method for determining our offering price in the Regulation CF offering.

We have used a method to determine our offering price that is not connected to our GAAP financials. Instead, we have used a measurement based on the past and projected sales of barrels (volume). Future prospective investors or prospective purchasers of your shares may not accept this valuation, potentially limiting the value you would receive for your stock if you decided to sell your shares.

Our management has broad discretion with regards to the use of proceeds from the Regulation CF offering.

Our management is entrusted to make decisions in the best interest of the company. That includes using their discretion when applying the proceeds of the Regulation CF offering to our operations. While we state what our intended uses might be, changed circumstances and the emergence of opportunities may result in uses of proceeds that differ from what is disclosed here.

There is no trading market for our stock.

At present, there is no active trading market for our stock, and we cannot assure that a trading market will ever develop.

Our Regulation CF offering has not been registered under federal or state securities laws, meaning we will not be required to comply with rules and regulations governing public companies.

We have relied on exemptions from securities registration requirements under applicable state and federal securities laws. Investors in our company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of large public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurances that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect that if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements, we will incur additional expenses and diversion of management's time.

DIRECTORS, EXECUTIVE OFFICERS, AND EMPLOYEES

Name	Position	Age	Term in Office	Fulltime with the company?
Executive Officers				
Jacob McKean	Founder and CEO	36	Indefinite, appointed January 2012	Yes
Christopher Sarette	COO	36	Indefinite, appointed May 2014	Yes
Directors				
Amy Krone	Director	32	One year, appointed December 2019	
David Israel	Director	33	One year, appointed December 2019	
Jacob McKean	President	36	One year, appointed December 2019	
Christopher Sarette	Treasurer, Secretary	36	One year, appointed December 2019	

As of March 31, 2020, the company has 284 employees.

Jacob McKean

Jacob McKean is the Founder and CEO of Modern Times Drinks, Inc. Prior to working in the industry, Jacob was a longtime beer obsessive, heavily involved in homebrewing, beer trading, and, eventually, professional beer writing. After deciding to focus his career solely on craft beer, he worked in marketing and business development for Stone Brewing Co., where he learned the ins-and-outs of the beer industry, from brewing to distribution to retail sales. In 2012, business plan in-hand, he left his job to begin working full-time on Modern Times. After 18 months of fundraising, hiring, marketing, construction, recipe-formulation, Kickstarting, and licensing, Modern Times opened its doors and has been growing steadily ever since. Jacob has served as the company's CEO from the beginning, guiding it as it has grown from a tiny four-person operation to the acclaimed regional brewery it is today. He focuses his energy now on the business's overall growth strategy, new product development, and business values.

Christopher Sarette

Chris Sarette grew up in the beer business, which his father spent 25 years in as an executive at a leading distribution house. After finishing a dual BA/MA program at the University of Southern California, Chris spent seven years managing a San Diego-based non-profit, in charge of operations during a period of intense growth. Since joining Modern Times as our COO in May 2014, Chris has expanded his responsibilities dramatically. He now oversees the brewery's leadership team as well as key business relationships, such as its lending partners and financial advisories. Chris is also in charge of project management for the brewery's capacity and retail expansions. Managing double to triple digit growth annually, Chris splits his time between overseeing the day-to-day operation and ensuring the brewery stays on its detailed growth plan.

Amy Krone

Amy Krone is the Director of Art at Modern Times Beer and is one of the company's earliest employees, having supported the vision since 2013. Amy oversees all art and design for the company, including label designs, tasting room interiors, web graphics, merchandise, and more. She studied Graphic Design at San Diego State University and has worked as a graphic designer for over a decade. Additionally, she started the company's coffee program and served as its Director in its formative years; recently she planned and launched the company's in-house screen-printing operation. Amy also plays a key role in ensuring that the company's values are manifested in its policies and culture, contributing to everything from hiring practices to event planning to external advocacy.

David Israel

David Israel is General Counsel for Modern Times Drinks, Inc. David earned his JD and MBA from the University of San Diego, following his BA in Economics from Washington University in St. Louis. He has been in his position at Modern Times since 2017 but also worked as outside counsel for the company since 2013. Prior to joining Modern Times, David worked for private law firms on public entity work and labor and employment issues.

OWNERSHIP AND CAPITAL STRUCTURE

The current owners of 20% or more equity in a class of securities in the company as of June 12, 2020, are reflected in the below table:

Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Jacob McKean	528,582 shares of Common Stock	50.45%
ESOP	314,292 shares of Common Stock	30.0%

We are proud to be an employee-owned brewery and as such have designated 314,292 shares of our existing Common Stock to be part of our ESOP. The company stock owned by the ESOP is held in the Modern Times Employee Ownership Trust (the "Trust").

DESCRIPTION TO CAPITAL STOCK
General

In our Regulation CF offering we offered up to 4,864 shares of Non-Voting Common Stock and up to 4,864 shares of Common Stock into which the Non-Voting Common Stock will convert. The Non-Voting Common Stock will be converted into the Common Stock of the company automatically upon the occurrence of certain events, like the ESOP controlling at least 50% of the outstanding Common Stock of the company. At that moment in time, we look forward to employees and fans alike enjoying a say in the direction of the company.

The following description summarizes important terms of our capital stock. Our authorized capital stock consists of 3,000,000 shares of Common Stock, with 1,004,884 outstanding as of June 12, 2020 and 3,000,000 shares of Non-Voting Common Stock with 4,864 outstanding as of June 12, 2020.

Non-Voting Common Stock

Voting Rights
Holders of Non-Voting Common Stock will have no voting rights on matters put to the stockholders for a vote.

Right to Receive Liquidation Distributions
In any event of any voluntary or involuntary liquidation, dissolution or winding up of the company, after payment to all creditors of the company, the remaining assets of the company available for distribution to its stockholders will be distributed among the holders of Non-Voting Common Stock and Common Stock on a pro rata basis by the number of shares held by each holder.

Conversion Rights
Upon the occurrence the ESOP controlling at least 50% of the outstanding Common Stock of the company, the Non-Voting Common Stock will automatically convert into voting Common Stock of the company.

Rights and Preferences
Holders of the company's Non-Voting Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Non-Voting Common Stock.

Common Stock

Voting Rights
Holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of the Stockholders and written actions in lieu of meetings, including the election of directors.

Right to Receive Liquidation Distributions

In any event of any voluntary or involuntary liquidation, dissolution or winding up of the company, after payment to all creditors of the company, the remaining assets of the company available for distribution to its stockholders will be distributed among the holders of Non-Voting Common Stock and Common Stock on a pro rata basis by the number of shares held by each holder.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

RECENT OFFERINGS OF SECURITIES

On April 8, 2019, we commenced an offering pursuant to Regulation CF and Rule 506 (c) of Regulation D. In this offering we offered up to 4,864 shares of Non-Voting Common Stock and up to 4,864 shares of Common Stock into which the Non-Voting Common Stock will convert. As of June 1, 2019, the Regulation Crowdfunding offering was oversubscribed, and we eventually closed on $1,224,431 in gross proceeds between Regulation Crowdfunding and Rule 506(c) of Regulation D.

FINANCIAL DISCUSSION

We have prepared financial statements for the years ended December 31, 2019 and 2018. They are, prepared in accordance with generally accepted accounting principles and, in the opinion of management, they are true and completed with all adjustments necessary to make the financial statements not misleading having been included.

Operating Results

Our 2019 net revenues (total revenue less excise taxes) were $34,568,659 compared with 2018 net revenues of $30,034,446 while our gross profit was $12,280,484 (35.52% gross margin) in 2019 compared to $10,566,228 (30.16% gross margin) in 2018. This represents a 15.1% increase in net revenue and a 16.2% increase in gross profit from 2018 to 2019.

We were able to increase our gross profits at a greater rate than our net revenues as a result of marginal efficiencies in our cost of sales. Expenses included in our cost of sales include: raw material costs; packaging costs; costs and income related to deposit activity; purchasing and receiving costs; manufacturing labor and overhead; brewing and processing costs; inspection costs related to quality control; inbound freight charges; depreciation expense related to manufacturing equipment and leasehold improvements; and warehousing costs, which include rent, labor, and overhead costs.

With so many expenses for the production and distribution of our products built into the cost of sales, we have opted to aggregate other expenses of the company into a single line item of "Selling, general and administrative expenses" ("SG&A"). In 2018, our SG&A expenses were $12,165,424, compared to $14,572,947 in 2019. This represents an increase of 20.0% that was driven by opening up additional locations and increased payroll expenses.

Our results for 2019 also included several non-cash reporting expenses. Our Employee Stock Ownership Plan and adoption of Lease Accounting ASC 842 cause an increase in reported expenses in the form of non-cash stock compensation and amortization and interest expense for leased buildings and equipment. Internally, and with our lenders and business partners, we evaluate performance based on EBITDAE, which is earnings adjusted for interest, taxes, depreciation, amortization and exceptional items. Exceptional items include $524,399 of non-cash stock compensation, $419,465 of contract brewing costs during Q2 and Q3 2019 that have since been eliminated with internal production expansion, $142,604 of non-recurring professional fees related to our offering under Regulation Crowdfunding and Rule 506(c) of Regulation D, adoption of new accounting guidance, and $73,295 of inventory corrections from prior years. Our 2019 EBITDAE was $3,653,621 compared with 2018 EBITDAE of $2,906,908. This represents a 25.7% increase in EBITDAE from 2018 to 2019. The increase in gross profits as well as a reduction in corporate overhead in relation to net revenues allowed us to increase EBITDAE at a greater rate than the increases in our net revenues.

As a result of the foregoing, we experienced a bottom line net loss in 2019 of $4,669,508, compared to a bottom line net loss of $2,928,330 in 2018.

Liquidity and Capital Resources

As of December 31, 2019, the company held $529,251 in cash, $3,155,126 in inventory, $1,887,701 in accounts receivable, and $1,423,947 in other current assets. At that time, we also had $2,370,408 in accounts payable and $2,280,932 in other current liabilities. This is compared with December 31, 2018, where the company held $426,049 in cash, $3,596,514 in inventory, $1,886,255 in accounts receivable, and $1,177,585 in other current assets, with $2,345,013 in accounts payable and $1,341,614 in other current liabilities.

Included in the current liabilities were amounts owed on notes payable. We have outstanding notes payable due to related parties that are categorized as long-term liabilities. We have various notes payable with several financial institutions. The notes bear interest at fixed and variable interest rates, and are due at various dates throughout 2020, and into the future. The notes are collateralized by the underlying equipment owned by the company. In addition, we have entered into note payable agreements for a special advance credit facility in an amount of up to $10,000,000, as well as a note payable of $3,200,000, the proceeds of which were used to finance production and retail expansion and establish our ESOP.

In 2019, our long-term liabilities increased significantly as a result of opening up additional locations and incurring obligations to pay on our leases over the next 10 years.

Subordinated Notes
We have also entered into Senior and Junior Subordinated Notes with our stockholders during the ESOP transaction of June 2017. The Senior notes mature in April 2024, and require quarterly payments of interest at 4 percent per annum, which commenced in June 2017. At December 31, 2019, the Senior notes has an outstanding balance of $2,307,282. The Junior notes mature in June 2027, and require quarterly payments of interest at 6 percent per annum, which includes 3 percent of interest that is payable in kind that commenced in September 2017. At December 31, 2019, the Junior notes had an outstanding balance of $7,205,680.

In addition, we have entered into Subordinated Promissory Notes with certain officers and directors to cover tax liability incurred as part of receiving vesting shares. The notes provide for accruing interest at a rate of 2.25% until December 31, 2018, when the rate increased to either 13.0% or 16.0%. The notes matured on December 31, 2019 and were paid in full.

Lines of Credit and other Debt Facilities
During June 2017, we entered into credit agreements with a commercial bank that provides a line of credit with maximum borrowings of $2,000,000 and debt facilities for up to $10,000,000 and $3,200,000 respectively.

As of April 1, 2019, we have refinanced the above referenced lines of credit and debt facilities with two commercial banks, as noted above in the discussion of the material terms of indebtedness. The credit facilities with Live Oak Bank provide up to $8,000,000 in debt financing, with $5,000,000 being an SBA 7(a) term loan ($3,747,899 outstanding as of December 31, 2019), $500,000 being a conventional term loan ($500,000 outstanding as of December 31, 2029), and $2,500,000 being a SBA CA term loan ($160,448 outstanding as of December 31, 2019.) With California Bank & Trust, we have entered into three separate loan facilities, including $7,600,000 on an amortizing term loan ($6,745,000 outstanding as of December 31, 2019), $2,500,000 on an amortizing term loan ($2,125,000 outstanding as of December 31, 2019), and $1,400,000 on a revolving line of credit ($1,400,000 outstanding as of December 31, 2019).

We do not have any plans for raising additional capital from investors at this time.

Trend Information

For craft brewers, the most important metrics we evaluate are barrels produced, barrels sold, and revenue per barrel. These are non-GAAP measurements of our performance and have not been included in our audited financial statements. Instead, they have been prepared internally by management. It is through these figures that we estimate the value of the company. Additionally, we arrived at projected values based on historical growth of our existing locations, along with the projected values from new locations to be opened in Santa Barbara, Oakland, and Anaheim.

In 2016, we produced 40,600 barrels, which increased to 49,600 in 2017, 68,365 in 2018 and 70,300 in 2019. Our barrels sold were 29,363 in 2016, 36,403 in 2017, 51,468 in 2018 and 56,023 in 2019. We originally estimated that our barrel production would increase to 77,700 and sales to 59,363 in 2020. These figures will likely be reduced as a result of COVID-19. See our discussion under "Impact of COVID-19 on Our Operations" below.

Our revenues per barrel have increased over this historical time period, and we project that they will continue to increase through 2021. Price per barrel is based on gross revenues, rather than net revenues following deduction of the cost of excise taxes. For instance, in 2016 our revenue per barrel was $506, which increased to $528 in 2017, $594 in 2018 and $625 in 2019. We estimate that our revenue per barrel will increase to $721 in 2020, and $746 in 2021 as higher margin direct to consumer sales represent a larger portion of overall volume sold.

Impact of COVID-19 on Our Operations

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread throughout the United States. While the disruption is currently expected to be temporary, there is uncertainty around the duration. As a result of stay at home orders across California, and mandated closings of restaurants, we have taken a significant hit to our operations. We believe the company will be able to continue to support itself through expanded delivery and carryout service for our beer, coffee, and food. However, we expect a reduced gross profit margin in 2020 compared to 2019. Depending on the overall length of the disruption, the ultimate financial impact on us cannot be reasonably estimated at this time.

In April 2020, we received $500,000 in funds under the Economic Injury Disaster Loan program, as well as $2,215 million from the Paycheck Protection Program. We are complying with the terms of each of these loans and will seek to maximize the forgiveness available on these loans.

INDEBTEDNESS

The following identifies the terms of the current indebtedness of the company.

Lender: California Bank & Trust
Issue date: 04/01/19
Amount: $1,400,000.00
Outstanding principal plus interest: $1,400,000.00 as of 12/31/19
Interest rate: 4.85% per annum
Maturity date: 04/01/22
Current with payments: Yes
*The interest rate is calculated as LIBOR plus 3.25 percent or Prime plus 0.25 percent

Lender: California Bank & Trust
Issue date: 04/01/19
Amount: $7,600,000.00
Outstanding principal plus interest: $6,745,000.00 as of 12/31/19
Interest rate: 4.77% per annum
Maturity date: 04/01/24
Current with payments: Yes
*The interest rate is calculated as LIBOR plus 3.25 percent or Prime plus 0.25 percent

Lender: California Bank & Trust
Issue date: 04/01/19
Amount: $2,500,000.00
Outstanding principal plus interest: $2,125,000.00 as of 12/31/19
Interest rate: 4.77% per annum
Maturity date: 04/01/24
Current with payments: Yes
*The interest rate is calculated as LIBOR plus 3.25 percent or Prime plus 0.25 percent

Lender: Live Oak Bank
Issue date: 04/01/19
Amount: $5,000,000.00
Outstanding principal plus interest: $3,747,899.00 as of 12/31/19
Interest rate: 6.25% per annum
Maturity date: 04/01/34
Current with payments: Yes
*The interest rate is calculated as PRIME plus 1.25 percent or Prime plus 0.25 percent

Lender: Live Oak Bank
Issue date: 06/21/19
Amount: $2,500,000.00
Outstanding principal plus interest: $160,448 as of 12/31/19
Interest rate: 6.75% (as of 06/21/19)
Maturity date: 6/21/2026
Current with payments: Yes
*The interest rate is calculated as Wall Street Journal PRIME plus 1.25 percent adjusting calendar quarterly

Lender: Live Oak Bank
Issue date: 04/01/19
Amount: $500,000.00

Outstanding principal plus interest: $500,000.00 as of 12/31/19
Interest rate: 6.25% per annum
Maturity date: 04/01/29
Current with payments: Yes
*The interest rate is calculated as PRIME plus 1.25 percent

Lender: Economic Injury Disaster Loan (Issued by SBA)
Issue date: 04/2020
Amount: $500,000.00
Outstanding principal plus interest: $500,000 as of June 12, 2020
Interest rate: 3.75% per annum
Maturity date: March 24, 2050
Current with payments: Yes
*The interest rate is calculated as SBA Guidance

Lender: Paycheck Protection Program Loan (Issued by Live Oak Bank)
Issue date: 04/2020
Amount: $2,215,000
Outstanding principal plus interest: $2,215,000 as of June 12, 2020
Interest rate: 1% per annum
Maturity date: April 9 ,2022
Current with payments: Yes
*The interest rate is calculated as SBA Guidance – also eligible for 100% forgiveness

RELATED PARTY TRANSACTIONS

Loans to the company

On April 28, 2017, the company closed on a Senior Subordinated Note with its founder and CEO, Jacob McKean in the amount of $718,579. The note provides for interest payments of 4.0%, and repayment of the principal beginning on June 30, 2022. The note matures on April 28, 2024.

On April 28, 2017, the company closed on a Senior Subordinated Note with Grover McKean, parent of the company's founder and CEO, Jacob McKean, in the amount of $572,776. The note provides for interest payments of 4.0%, and repayment of the principal beginning on June 30, 2022. The note matures on April 28, 2024.

On April 28, 2017, the company closed on a Senior Subordinated Note with the Benjamin McKean, brother of the company's founder and CEO, Jacob McKean, in the amount of $63,642. The note provides for interest payments of 4.0%, and repayment of the principal beginning on June 30, 2022. The note matures on April 28, 2024.

On June 21, 2017, the company closed on a Junior Subordinated Note with its founder and CEO, Jacob McKean in the amount of $299,182.05. The note provides for cash interest payments of 3.0%, and payment in kind of 3.0%, and repayment of the principal beginning on September 30, 2021. The note matures on June 30, 2027.

On June 21, 2017, the company closed on a Junior Subordinated Note with Grover McKean, parent of the company's founder and CEO, Jacob McKean, in the amount of $1,994,546.95. The note provides for cash interest payments of 3.0%, and payment in kind of 3.0%, and repayment of the principal beginning on September 30, 2021. The note matures on June 30, 2027.

On June 21, 2017, the company closed on a Junior Subordinated Note with Benjamin McKean, brother of the company's founder and CEO, Jacob McKean, in the amount of $199,454.70. The note provides for cash interest payments of 3.0%, and payment in kind of 3.0%, and repayment of the principal beginning on September 30, 2021. The note matures on June 30, 2027.

On December 31, 2017, the company closed on a Subordinated Promissory Note with its COO, Chris Sarette, in the amount of $531,606. The note provided for accruing interest at a rate of 2.25% until December 31, 2018, when the rate increases to 16.0%. The note matured on December 31, 2019 and was paid in full.

On December 31, 2017, the company closed on a Subordinated Promissory Note with a Director, Amy Krone, in the amount of $152,598. The note provided for an accruing interest at a rate of 2.25% until December 31, 2018, when the rate increased to 13.0%. The note matured on December 31, 2019 and was paid in full.

REGULATORY INFORMATION

Disqualification

No disqualifying events have been recorded with respect to the company or its officers or directors.

FINANCIALS

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on June 12, 2020.

Modern Times Drinks, Inc.

/s/ Jacob McKean
By Jacob McKean, Founder, Chief Executive Officer,

Pursuant to the requirements of Regulation Crowdfunding, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Jacob McKean
Jacob McKean, Chief Executive Officer, and President
Date: June 12, 2020

/s/ Christopher Sarette
Christopher Sarette, Chief Operations Officer, Secretary
and Treasurer
Date: June 12, 2020

/s/ Amy Krone
Amy Krone, Director
Date: June 12, 2020

/s/ David Israel
David Israel, Director
Date: June 12, 2020